Exhibit 99.1

For Immediate Release

Dr. Reddy’s Laboratories and XenoPort Enter Into a

U.S. Licensing Agreement for XP23829

Hyderabad, India, and Santa Clara, CA — March 28, 2016 — Dr. Reddy’s Laboratories (BSE: 500124, NSE: DRREDDY, NYSE: RDY) and XenoPort, Inc. (NASDAQ: XNPT) announced today that they have entered into a license agreement pursuant to which Dr. Reddy’s Laboratories will be granted exclusive U.S. rights for the development and commercialization of XenoPort’s clinical-stage oral new chemical entity, XP23829. Dr. Reddy’s Laboratories plans to develop XP23829 as a potential treatment for moderate-to-severe chronic plaque psoriasis and may potentially develop XP23829 for relapsing forms of multiple sclerosis (MS).

Under the terms of the agreement, Dr. Reddy’s Laboratories will receive exclusive U.S. rights to develop and commercialize XP23829 for all indications. In exchange for these rights, XenoPort will receive a $47.5 million up-front payment and an additional $2.5 million for transfer of certain clinical trial materials to Dr. Reddy’s Laboratories. XenoPort will also be eligible to receive up to $190 million upon the achievement by Dr. Reddy’s Laboratories of certain regulatory milestones, which could be achieved over a period of several years. In addition, XenoPort will be eligible to receive up to $250 million upon the achievement of commercial milestones, and up to mid-teens royalty payments based on potential net sales of XP23829 in the United States.

Dr. Mark Jackson, M.D., clinical professor of medicine, Dermatology, University of Louisville, stated, “Based on today’s available treatments, physicians need additional oral medications that are both safe and effective for patients with psoriasis. Fumaric acid esters possess a unique anti-inflammatory mechanism of action and have been used to treat psoriasis in Germany for over 20 years. XP23829, a novel fumaric acid ester, has the potential to be a meaningful treatment option for patients with moderate-to-severe psoriasis.”

“XP23829 complements our internal development efforts, which have primarily focused on the mild-to-moderate psoriasis segment to date. In other markets, fumarates have been used as first line choices of treatment prior to initiation of biologic therapies in patients with moderate-to-severe psoriasis. We intend to initiate the registration program for XP23829 as soon as feasible so that we can accelerate the availability of this important treatment choice for moderate-to-severe psoriasis patients in the U.S. market,” said Raghav Chari, Executive Vice President, Proprietary Products Group, Dr. Reddy’s Laboratories.

“We are very pleased to announce this agreement with Dr. Reddy’s Laboratories,” said Vincent J. Angotti, Chief Executive Officer, XenoPort, Inc. “As one of our key objectives for 2016, we were interested in finding a strong partner that would recognize the opportunity of this innovative therapy that we believe will make a significant difference in the lives of psoriasis and MS patients. We are now fully focused on our HORIZANT® (gabapentin enacarbil) Extended-Release Tablets commercialization effort.”

The agreement is subject to review by the U.S. Government under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act, as amended, and will become effective only after clearing HSR review.

About XP23829

XP23829 is an investigational drug discovered by XenoPort. It is a novel, oral fumaric acid ester compound that is a prodrug of monomethyl fumarate (MMF). Fumaric acid ester compounds have shown immuno-modulatory and neuroprotective effects in cell-based systems and preclinical models of disease. TECFIDERA, which is approved for relapsing forms of MS in the United States and relapsing-remitting MS in the European Union and FUMADERM, which is approved in Germany for psoriasis, are based on another MMF prodrug known as dimethyl fumarate (DMF). XP23829 is protected by a U.S. composition-of-matter patent that currently has an expiration date of 2029.

In September 2015, XenoPort announced results of a Phase 2 clinical trial of XP23829 as a potential treatment for moderate-to-severe chronic plaque-type psoriasis.

About Psoriasis

Psoriasis is a chronic, systemic, inflammatory disease that manifests in the skin and/or joints. It typically manifests as thick scaling red plaques, with variable morphology and distribution, resulting from an unusually high rate of skin cell growth. There is no cure for psoriasis, and treatment often requires complex medical intervention. The main cause of psoriasis is uncertain, but it is thought to be caused by autoimmunity, genetic predisposition and environmental factors.

Psoriasis is the most prevalent autoimmune disease in the United States with as many as 7.5 million Americans suffering from the condition. It is estimated that approximately 1.5 million adults in the United States are considered to have moderate-to-severe psoriasis and between 150,000 and 260,000 new cases of psoriasis are diagnosed each year.

About MS

MS is a chronic and progressive neurodegenerative disease in which the body’s immune system attacks the myelin protein that wraps around nerve fibers. The disease typically strikes between the ages of 20 to 40 years, and because it is progressive in nature, disability accumulates over time and can lead to permanent impairment of mobility, cognition and the ability for self-care.

Although the exact prevalence is not known, it is estimated that approximately 250,000 to 350,000 people in the United States have been diagnosed with MS and that approximately one million people worldwide suffer from MS.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Its major therapeutic areas of focus are dermatology, gastro-intestinal, cardiovascular, diabetology, neurology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com.

About XenoPort

XenoPort, Inc. is a biopharmaceutical company focused on commercializing HORIZANT in the United States. XenoPort has entered into a clinical trial agreement with the National Institute on Alcohol Abuse and Alcoholism (NIAAA) under which the NIAAA has initiated a clinical trial evaluating HORIZANT as a potential treatment for patients with alcohol use disorder. REGNITE® (gabapentin enacarbil) Extended-Release Tablets is being marketed in Japan by Astellas Pharma Inc. XenoPort has granted exclusive world-wide rights for the development and commercialization of its clinical-stage oral product candidate, arbaclofen placarbil, to Indivior PLC for all indications. It has granted exclusive U.S. rights for the development and commercialization of its clinical-stage oral product candidate, XP23829, to Dr. Reddy’s Laboratories. XenoPort’s other clinical-stage product candidate, XP21279, is a prodrug of levodopa that is a potential treatment for patients with idiopathic Parkinson’s disease.

To learn more about XenoPort, please visit the website at www.XenoPort.com.

Dr. Reddy’s Disclaimer

This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “believe,” “could,” “intend,” “may,” “plans,” “potential,” “will” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

XenoPort Forward-Looking Statements

This press release contains “forward-looking” statements, including, without limitation, all statements related to the anticipated effectiveness of XenoPort’s license agreement with Dr. Reddy’s Laboratories; Dr. Reddy’s Laboratories’ future clinical development program for XP23829; the therapeutic and commercial potential of XP23829; and XenoPort’s receipt of potential future regulatory and commercial milestone payments, as well as potential royalty payments, and the timing thereof. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believe,” “could,” “intend,” “may,” “plans,” “potential,” “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon XenoPort’s current expectations. Forward-looking statements involve risks and uncertainties. XenoPort’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: the ability of the parties to obtain clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as amended; the difficulty and uncertainty of pharmaceutical product development and the uncertain results and timing of clinical trials and other studies, including the risk that success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful; the uncertainty of the FDA approval process and other regulatory requirements; the uncertain therapeutic and commercial value of XP23829; XenoPort’s dependence on collaborative partners, including the risks that if Dr. Reddy’s Laboratories were to breach or terminate the license agreement or otherwise fail to successfully develop and commercialize XP23829 thereunder and in a timely manner, XenoPort would not obtain the anticipated financial and other benefits of the license agreement and the clinical development or commercialization of XP23829 could be delayed or terminated; as well as risks related to future opportunities and plans, including the uncertainty of future financial and operating results. These and other risk factors are discussed under the heading “Risk Factors” in XenoPort’s Securities and Exchange Commission filings and reports, including in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission on February 26, 2016. XenoPort expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Dr. Reddy’s Laboratories

IR Contact	Media Contact
Kedar Upadhye	Calvin Printer
Phone: +91-40-6683 4297	Phone: +91.40.4900 2121
Email: kedaru@drredys.com	Email: calvinprinter@drreddys.com

XenoPort IR and Media Contact

Jackie Cossmon

Phone: 408-616-7220

Email: ir@XenoPort.com